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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                              Sunbelt Nursery Group, Inc.
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                                   (Name of Issuer)

                             Common Stock, $0.01 Par Value
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                            (Title of Class of Securities)

                                     867082-10-9
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                                    (CUSIP Number)


                                     John Tastad
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                                  18370 Nicklaus Way
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                            Eden Prairie, Minnesota 55347
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                   January 7, 1998
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages
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CUSIP No.  867082-10-9
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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

          John Tastad
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     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]

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     (3)  SEC Use Only


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     (4)  Source of Funds

          PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [   ]


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     (6)  Citizenship or Place of Organization

          U.S.
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Number of      (7)  Sole Voting Power        739,743 shares*
Shares Bene-   -----------------------------------------------------------------
   ficially    (8)  Shared Voting Power           -0-  shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   739,743 shares*
   ing Person  -----------------------------------------------------------------
  With         (10) Shared Dispositive Power      -0-   shares
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          739,743 shares*
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [   ]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                         8.1%*

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     (14) Type of Reporting Person (See Instructions)

          IN
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* Assumes 500,000 Preferred Shares will be converted to Common Stock at a conversion price of $1.00 per share. Such conversion price cannot be determined until after the required filing date of this Schedule 13D (See Item 5).


                                  Page 2 of 5 Pages
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ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ( the "Common Stock"), of Sunbelt Nursery Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 32382 Del Obispo, San Juan Capistrano, CA 92675.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by John Tastad, an individual private investor residing at 18370 Nicklaus Way, Eden Prairie, MN 55347.

               (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Personal Funds ($1,091,098)


ITEM 4.   PURPOSE OF TRANSACTION

          For investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Company's Form 10-K/A-1 dated November 4, 1997 indicates that as of September 26, 1997 it had 8,500,000 shares of Common Stock outstanding. For purposes of the percentage calculation at row (13) above, the number of outstanding shares has been adjusted pursuant to Rule 13d-3(d)(1)(i). The Reporting Person acquired the following shares of the Company's Common Stock in open market purchases on the dates and at the prices set forth in the table below:

          Date of Purchase    Number of Shares    Price Per Share
          ----------------    ----------------    ---------------
              10/6/97             20,200               $1.22
              10/7/97             22,000                1.31
              10/8/97             16,543                1.31
              12/31/97            16,000                 .87


                                  Page 3 of 5 Pages
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          On January 7, 1998, the Reporting Person purchased directly from the
          Company 500,000 unregistered shares of the Company's Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"), a $500,000 principal amount promissory note and a warrant to purchase 165,000 shares of the Company's Common Stock at an exercise price of $1.00 per share. The Preferred Stock is convertible from and after January 7, 1998 into the Company's Common Stock with the conversion price to be based upon the average daily market price of the Company's Common Stock during the ten (10) trading days following January 7, 1998 but in no event shall the conversion price exceed $1.00 per share. For purposes of this Schedule 13D filing, a conversion price of $1.00 per share is assumed. The actual conversion price cannot be calculated until after the date upon which this Schedule 13D is timely filed. In the event the actual conversion price, when determined, results in a material change in the Reporting Person's beneficial ownership, an amendment to this Schedule 13D will be required.

          (c). Except as set forth herein, the Reporting Person did not engage in any transactions in the class of securities reported on in the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                  Page 4 of 5 Pages
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                                      SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 1998                  /s/ John Tastad
                                        ---------------------------------
                                        John Tastad


                                  Page 5 of 5 Pages